pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol – BKM

OTC – PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Annuals Posted and Project Update

Vancouver BC,  June 30, 2022:  Pacific Booker Minerals Inc.'s (TSXV: BKM) (OTC Pink: PBMLF) Audited Annual Financial Statements and the Management’s Discussion and Analysis for the period ended January 31, 2022 have been filed on SEDAR and are available on our website at http://www.pacificbooker.com/financials.htm.  Please complete the area on that page to request a copy sent by regular mail.  The mailing information provided will be used for that purpose only.

The Company's 20-F Report for the year ended January 31, 2022 has been filed on the US Securities and Exchange Commission's website at: https://www.sec.gov/edgar/browse/?CIK=0001319150 and is available on our website at http://www.pacificbooker.com/financials.htm.

Also, the Annual General Meeting of the Company will be held at the Company’s office on Thursday, July 28th, at 1:30 pm.  The notice and information circular have been posted on SEDAR.

Our independent consultant, Kent Zehr, has completed a "cold eyes review" of the project (as designed in 2012) and has identified certain items that can be improved to protect the environment and improve the project.  He states in a report to Management that "given that the feasibility study project design had previously been judged acceptable by the EAO and given that no material exceptions were expressed in the (February 7) rejection in 2022, it became apparent that other issues may have been at play."  He also states "that on its first proposed day of production the Morrison Mine can be one of the most modern mines, with respect to at least its equipment, in northern BC."  Letters are being assembled, addressed to both government ministers and the local indigenous administration, with a view to determine what additions or amendments to the proposed project would be necessary for its approval in the near future.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.